Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 001-10110

Bilbao, June 2024

Dear Shareholder,

On July 5th, we will hold an extraordinary BBVA shareholders’ meeting at the Euskalduna Conference Center in Bilbao. At this meeting, we will submit for your approval a capital increase in order to carry out the share exchange transaction with Banco Sabadell.

As you are probably aware, on May 9th, BBVA announced its decision to make an offer to Banco Sabadell shareholders to acquire up to 100 percent of the bank’s shares.

The transaction aims to combine both banks, building a stronger and more profitable bank, and an example in the market in terms of volume of assets, loans and deposits. This larger scale will allow the bank to face the structural challenges of the financial sector in better conditions, addressing in an efficient manner the rising needs for investments in digital transformation in an increasingly global sector.

Therefore, we have proposed to Banco Sabadell shareholders the exchange of one new BBVA share for every 4.83 shares of Banco Sabadell.

The capital increase will take place by issuing new ordinary BBVA shares with no preferential subscription rights and with no need for you to make any disbursements, as these shares will be allocated to Banco Sabadell shareholders who accept the purchase offer. The final amount of the capital increase will therefore be subject to the number of acceptances of the offer by Banco Sabadell shareholders.

This transaction will create value for all of you, the BBVA shareholders, as it will create a stronger and more competitive bank, as well as an estimated increase in earnings per share of around 3.5 percent (once the savings associated with the integration have been realized), and a limited estimated impact on the CET1 capital ratio of 30 basis points.1

Furthermore, BBVA will maintain its current shareholder distribution policy, which represents a pay out between 40 to 50 percent of profit, with the possibility of combining cash dividends and share buybacks, as well as the commitment to distribute any excess capital over 12 percent.2

1 For further detail see the ‘Presentation of offer to Banco Sabadell shareholders’ from May 9th that can be found at our shareholders and investors website.

2 CET1 ratio pro-forma Basel IV; subject to necessary approvals.

This transaction is also positive for the rest of our stakeholders. Customers will have a unique value proposition at their disposal, thanks to the complementarity of the franchises, a greater product offering and the global scope of the bank. Employees will be able to take advantage of new professional opportunities to grow in a global bank. The combined bank will have greater capacity to offer financing for families and businesses (estimated at €5 billion per year) and higher contributions through taxes. All of this will result in greater economic and social progress.

The offer for Banco Sabadell shares is subject to the acceptance by its shareholders representing the majority of its share capital (at least 50.01 percent); obtaining necessary regulatory approvals, and of course, the approval by BBVA shareholders of the previously mentioned capital increase.

As a shareholder, your involvement in the bank’s decision-making is essential, and I would like to encourage you to participate in this shareholders’ meeting. For this purpose, we are offering several ways to exercise your rights in a secure manner: 1) voting in advance or delegating a representative through digital channels or the network of branches prior to the day of the meeting; 2) attending the meeting online through the ‘Online Assistance Portal’ created for this purpose; or 3) attending in person at the Euskalduna Conference Center in Bilbao (4 Abandoibarra Avenue). All this is explained in the announcement convening the meeting and in greater detail in the ‘Extraordinary Shareholders’ Meeting’ section of the corporate website (www.bbva.com).

Thank you very much for your trust and constant support, which encourage us to continue building the most attractive project in the European banking sector.

Kind regards,

Carlos Torres Vila

Chair

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.